EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

                                          For the
                                        Three Months
                                           Ended
                                          March 31,
                                            2002       2001       2000      1999      1998      1997
                                          ---------  --------- --------- --------- --------- ---------
Earnings (Loss): ........................   $9,603    $30,277   $26,009   $22,053   $19,403   ($2,797)
Add Back:
  Interest Expense.......................    6,720     26,126    25,791    19,697    14,033     7,043
  Write-off of Unamortized Loan Costs....       --         --        --        --        --     2,295
  Acquisition LLC Financing Costs........       --         --        --        --        --     6,973
                                          ---------  --------- --------- --------- --------- ---------
    Earnings Available for Fixed Charges.  $16,323    $56,403   $51,800   $41,750   $33,436   $13,514
                                          ---------  --------- --------- --------- --------- ---------
Combined Fixed Charges:
  Interest Incurred......................   $7,855    $40,840   $33,832   $23,792   $16,264    $7,139
  Write-off of Unamortized Loan Costs(a).       --         --        --        --        --     2,295
  Acquisition LLC Financing Costs(b).....       --         --        --        --        --     6,973
  Preferred Dividends....................    1,905      3,666     3,666     2,036        --     3,038
                                          ---------  --------- --------- --------- --------- ---------
    Fixed Charges........................   $9,760    $44,506   $37,498   $25,828   $16,264   $19,445
                                          ---------  --------- --------- --------- --------- ---------
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends(c)...........     1.67       1.27      1.38      1.62      2.06      0.69

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  This amount represents unamortized loan costs associated with debt retired in connection with the IPO.

  This amount represents the portion of the purchase price of the membership interests in ARE Acquisitions, LLC (the "Acquisition LLC") paid by the Company in excess of the cost incurred by the Acquisition LLC to acquire the three Life Science Facilities owned by it.

  For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest), write-off of unamortized loan costs, Acquisition LLC Financing Costs (see Note (b)), and preferred stock dividends.